Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Members of
Petro Travel Plaza Holdings LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, cash flows, and changes in members’ capital for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Cleveland, Ohio
March 2, 2022

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$13,530	$10,914
Inventory	2,585	2,233
Due from affiliate, net	717	1,240
Other current assets	371	193
Total current assets	17,203	14,580

Property and equipment, net	60,587	62,629
Other noncurrent assets	274	307

Total assets	$78,064	$77,516

Liabilities and Members' Capital
Current liabilities:
Accrued expenses and other current liabilities	$3,648	$2,309
Total current liabilities	3,648	2,309

Long term debt, net	14,081	14,844
Other noncurrent liabilities	1,476	766

Total liabilities	19,205	17,919

Members' capital	58,859	59,597

Total liabilities and members' capital	$78,064	$77,516

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2021	2020	2019
Revenues:
Fuel	$98,974	$58,271	$84,184
Nonfuel	38,116	28,060	33,524
Total revenues	137,090	86,331	117,708

Costs and expenses:
Cost of goods sold (excluding depreciation and amortization):
Fuel	86,350	43,986	65,940
Nonfuel	14,477	10,834	12,754
Total cost of goods sold	100,827	54,820	78,694

Operating expense	24,902	19,032	21,209
Depreciation and amortization expense	2,785	2,561	2,475
Other operating income, net	(5)	—	—

Total costs and expenses	128,509	76,413	102,378

Operating income	8,581	9,918	15,330

Interest expense, net	319	382	646

Net income	$8,262	$9,536	$14,684

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income	$8,262	$9,536	$14,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,785	2,561	2,475
Gain on sale of assets, net	(5)	—	—
Debt issuance cost amortization	4	4	4
(Decrease) increase from changes in:
Inventory	(352)	176	—
Other current assets	(178)	(50)	(100)
Due to/from affiliate, net	523	3,320	(2,592)
Accrued expenses and other current liabilities	1,509	122	33
Other, net	20	(163)	15
Net cash provided by operating activities	12,568	15,506	14,519

Cash flows from investing activities:
Purchases of property and equipment	(505)	(6,851)	(3,749)
Net cash used in investing activities	(505)	(6,851)	(3,749)

Cash flows from financing activities:
Distributions to members	(9,000)	(10,000)	(6,000)
Payments on term loan	(447)	—	—
Net cash used in financing activities	(9,447)	(10,000)	(6,000)

Net increase (decrease) in cash	2,616	(1,345)	4,770
Cash, beginning of period	10,914	12,259	7,489
Cash, end of period	$13,530	$10,914	$12,259

Supplemental cash flow information:
Interest paid during the period	$322	$394	$652

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2018	$51,377
Net income	14,684
Distributions to members	(6,000)
Balance, December 31, 2019	60,061
Net income	9,536
Distributions to members	(10,000)
Balance, December 31, 2020	59,597
Net income	8,262
Distributions to members	(9,000)
Balance, December 31, 2021	$58,859

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

(1) Summary of Significant Accounting Policies
General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"). The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP") and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company's Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members' liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
As of December 31, 2021, the Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which we refer to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Goasis brand, respectively, and one travel center and one convenience store owned by ETP, operate under the TravelCenters of America brand and Goasis brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, full service restaurants, quick service restaurants ("QSRs") and various customer amenities, such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products and services, including coffee, groceries, some fresh foods, and, in one store, a QSR.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company's profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In March 2020, the World Health Organization, declared the outbreak of COVID-19 a pandemic, and, in response to the outbreak, the U.S. Health and Human Services Secretary declared a public health emergency in the United States and many states and municipalities declared public health emergencies. Various governmental responses attempting to contain and mitigate the spread of the virus have negatively impacted, and continue to negatively impact, the global economy, including the U.S. economy.
The Company believe that its travel centers and the truck drivers that it serves are critical to sustaining a resilient supply chain to support essential services and daily commerce across the United States. To date during the COVID-19 pandemic, the Company's business has benefited from an increased demand for e-commerce and from being recognized by various governmental authorities as a provider of services essential to businesses, which allowed the Company to continue operating the travel centers through the COVID-19 pandemic. The Company has taken various actions and has incurred additional costs in response to the pandemic to address its operating and financial impact and to protect the health and safety of the Company's customers, employees and other persons who visit its travel centers and restaurants.
The U.S. economic conditions have improved significantly in the United States from the low points experienced during the pandemic. Commercial activities in the United States rebounded and grew in part due to government spending on pandemic

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

relief, infrastructure and other matters. This recent economic growth may have had some impact on the Company's sales as during 2021 the diesel fuel sales volume increased 13.8% and total nonfuel revenues increased 35.8%, as compared to the prior year.
Government and market responses to the COVID-19 pandemic have caused supply chain and labor availability issues, which at times have resulted in reduced availability of goods and inflationary pressures; inflationary pressures have continued into 2022 and remain heightened. The ultimate adverse impact of the COVID-19 pandemic or a similar health crisis is highly uncertain. If these challenges continue, or if governments take further actions in response to these challenges, the business, results of operations and financial position may be negatively impacted. The Company is continuing to closely monitor the impact of the pandemic on all aspects of its business and intend to respond to developments accordingly.
The Company has evaluated subsequent events through March 2, 2022, which represents the date the financial statements were available to be issued.

During the fourth quarter of 2021, the Company executed separate agreements with two national retail gasoline suppliers to re-image certain sites to sell those brands of fuel. If these conversions are completed by the Company and approved by the suppliers, the suppliers will pay the Company lump sum re-imaging allowances plus the reimbursement of certain expenses incurred to convert the sites. During January 2022, one supplier paid the Company an interim advance of $700 related to the re-imaging. As of March 2, 2022, the Company has started, but not completed, these conversions. The Company has the right to terminate the re-imaging agreements but would be obligated to return all or a portion of the re-imaging allowances according to certain long-term milestones in the respective agreements.

Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or net realizable value. The Company determines cost principally on the weighted average cost method. The Company maintains reserves for the estimated amounts of obsolete and excess inventory. These estimates are based on unit sales histories and on hand inventory quantities, known market trends for inventory items and assumptions regarding factors such as future inventory needs, their ability and the related cost to return items to their suppliers and ability to sell inventory at a discount when necessary.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization expense are provided using the straight line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $961, $872 and $912 for the years ended December 31, 2021, 2020 and 2019, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization expense in the accompanying consolidated statements of income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

Impairment of Long Lived Assets
The Company reviews definite lived assets for potential indicators of impairment during each reporting period. The impact of the COVID-19 pandemic on the Company's operations was included in its analyses. The Company recognizes impairment charges when (a) the carrying value of a long lived asset or asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset or asset group to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions, including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company uses a number of assumptions and methods in preparing valuations underlying impairment tests including estimates of future cash flows and discount rate, and in some instances may obtain third party appraisals. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset or asset group to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset or asset group is made. The Company performs an impairment analysis for substantially all of its property and equipment at the individual site level because that is the lowest level of asset and liability groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities. During 2021, 2020, and 2019 the Company did not record any impairment charges related to its long lived assets.
Environmental Liabilities and Expenditures
The Company records the expense of remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expense in the accompanying consolidated statements of income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments. In the Company's consolidated balance sheets, the accrual for environmental matters is included in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months included in other current liabilities.
Recently Issued Accounting Pronouncements
The following table summarizes recent accounting standard updates, or ASU, issued by the Financial Accounting Standards Board, or FASB, that could have an impact on the consolidated financial statements.

Standard	Description	Effective Date	Effect on the Consolidated Financial Statements
Recently Issued Standards
ASU 2021-01 - Reference Rate Reform (Topic 848) Scope	This update clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.	January 1, 2023	The Company is currently assessing whether this update will have a material impact on the consolidated financial statements.

ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the effects of Reference Rate Reform of Financial Reporting	This update provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.	January 1, 2023	The Company is currently assessing whether this update will have a material impact on the consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company's obligation to remove underground storage tanks ("USTs") used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time a UST is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective UST, which is included in depreciation and amortization expense in the accompanying consolidated statements of income. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Asset retirement obligations at December 31, 2021 and 2020 were $235 and $215, respectively and are presented in other noncurrent liabilities in the Company's consolidated balance sheets.
Self Insurance Accruals
For insurance programs for which the Company pays deductibles and for which the Company is partially self insured up to certain stop loss amounts, the Company establishes accruals for both estimated losses on known claims and potential claims incurred but not reported, based on claims histories and using actuarial methods. In the Company's consolidated balance sheets, the accrual for self insurance costs is included in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months included in accrued expenses and other current liabilities.
Revenue Recognition
The Company's revenues consist of fuel and nonfuel revenues. See Note 2 for more information about the Company's revenues.
Advertising and Promotion Expense
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expense in the accompanying consolidated statements of income, were $483, $322 and $414 for the years ended December 31, 2021, 2020 and 2019, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Comprehensive Income
As of December 31, 2021, the Company had no comprehensive income, other than the net income disclosed in the consolidated statements of income.
Reclassifications
Certain prior year amounts have been reclassified to be consistent with the current year presentation within the consolidated financial statements.

(2) Revenues
The Company recognizes revenues based on the consideration specified in the contract with the customer, excluding any sales incentives (such as customer loyalty programs and customer rebates) and amounts collected on behalf of third parties (such as sales and excise taxes). The majority of the Company's revenues are generated at the point of sale in its retail locations.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

Fuel Revenues. The Company recognizes fuel revenues and the related costs at the time of sale to customers at its locations. The Company sells diesel fuel and gasoline to its customers at prices that it establishes daily or are indexed to market prices and reset daily. The Company sells diesel fuel under pricing arrangements with certain customers.
Nonfuel Revenues. The Company recognizes nonfuel revenues and the related costs at the time of sale to customers at its locations. The Company sells a variety of nonfuel products and services at stated retail prices in its travel centers, standalone convenience stores and standalone restaurant, as well as through the TA Truck Service Emergency Roadside Assistance® program. Truck repair and maintenance goods or services may be sold at discounted pricing under pricing arrangements with certain customers, some of which include rebates payable to the customer after the end of the period.
Sales incentives and other promotional activities that the Company recognizes as a reduction to revenue include, but are not limited to, the following:
•Customer Loyalty Program. The Company offers travel center trucking customers the option to participate in TA's customer loyalty program. The customer loyalty program provides customers with the right to earn loyalty awards on qualifying purchases that can be used for discounts on future purchases of goods or services. The Company applies a relative standalone selling price approach to its outstanding loyalty awards whereby a portion of each sale attributable to the loyalty awards earned is deferred and will be recognized as revenue in the category in which the loyalty awards are redeemed upon the redemption or expiration of the loyalty awards. Significant judgment is required to determine the standalone selling price for loyalty awards. Assumptions used in determining the standalone selling price include the historic redemption rate and the use of a weighted average selling price for fuel to calculate the revenues attributable to the loyalty awards.
•Customer Discounts and Rebates. TA enters into agreements with certain customers on behalf of the Company in which it agrees to provide discounts on fuel and/or truck service purchases, some of which are structured as rebates payable to the customer after the end of the period. The Company recognizes the cost of discounts against, and in the same period as, the revenues that generated the discounts earned.
•Gift Cards. The Company sells branded gift cards. Sales proceeds are recognized as a contract liability; the liability is reduced and revenue is recognized when the gift card subsequently is redeemed for goods or services. Unredeemed gift card balances are recognized as revenues when the possibility of redemption becomes remote.
Disaggregation of Revenues
The Company disaggregates its revenues based on the type of good or service provided to the customer, or by fuel revenues and nonfuel revenues, in its consolidated statements of income. The Company's locations use similar processes to sell similar products and services.
Contract Liabilities
The Company's contract liabilities, which are presented in its consolidated balance sheets in other current liabilities, primarily include deferred revenue related to gift cards. Contract liabilities were $2 and $2 as of December 31, 2021 and 2020, respectively.

(3) Inventory
Inventory as of December 31, 2021 and 2020, consisted of the following:

	December 31,
	2021	2020
Nonfuel products	$1,815	$1,791
Fuel products	770	442
Total inventory	$2,585	$2,233

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

(4) Property and Equipment
Property and equipment, net, as of December 31, 2021 and 2020, consisted of the following:

	Estimated Useful Lives (years)	December 31,
		2021	2020
Land and improvements		$39,471	$39,434
Buildings and improvements	10-40	38,936	38,818
Machinery, equipment and furniture	3-15	15,637	15,753
Construction in progress		383	751
Leasehold improvements		—	44
Property and equipment, at cost		94,427	94,800
Less: accumulated depreciation and amortization		33,840	32,171
Property and equipment, net		$60,587	$62,629
Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $2,765, $2,543 and $2,456, respectively.

(5) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2021 and 2020, consisted of the following:

	December 31,
	2021	2020
Taxes payable, other than income taxes	$1,572	$692
Long term debt, current portion	767	447
Self insurance accrual, current portion	546	362
Accrued capital expenditures	146	359
Accrued vacation wages	127	83
Accrued advances and royalties	177	73
Accrued utilities	65	72
Accounts payable	68	32
Other	180	189
Total accrued expenses and other current liabilities	$3,648	$2,309

(6) Long Term Debt, net
Long term debt, net of deferred financing costs as of December 31, 2021 and 2020, consisted of the following:

	December 31,
	2021	2020
Note payable to a bank	$14,848	$15,291
Less: current portion of long term debt	767	447
Total long term debt, net	$14,081	$14,844

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

The Company has a credit agreement with a bank that was amended in July 2016 to, among other things, decrease the interest rate on the debt to LIBOR plus 1.95%, payable monthly. Future minimum principal payments on the note payable of $767 are due in each of the years 2022, 2023, 2024, 2025 and 2026 and $11,049 thereafter. The credit agreement includes certain financial covenants, with which the Company was in compliance with at December 31, 2021. At December 31, 2021, the interest rate was 2.05%. The Company's weighted average interest rates for the years ended December 31, 2021, 2020 and 2019 were 2.05%, 2.48% and 4.18%, respectively. The debt is secured by the Company's real property.
Debt Issuance Costs
Debt issuance costs are presented on the consolidated balance sheets as a reduction of long term debt, net and for the years ended December 31, 2021 and 2020, were $36 and $40, net of accumulated amortization of debt issuance costs of $21 and $17, respectively. The Company estimates it will recognize future amortization of debt issuance costs of $4 in each of the years 2022, 2023, 2024, 2025 and 2026.

(7) Related Party Transactions
TA Operating LLC
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate, net in the accompanying consolidated balance sheets. Amounts due from affiliate, net as of December 31, 2021 and 2020, were $717 and $1,240, respectively. Pursuant to the terms of the Operating Agreement, TA manages the locations and is responsible for the administrative, accounting and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $1,639, $1,506 and $849 for the years ended December 31, 2021, 2020 and 2019, respectively, which fees are included in operating expense in the accompanying consolidated statements of income. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index, or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In November 2019, the Company further amended the Operating Agreement to, among other things, increase the annual management fee by $100. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel centers and convenience stores.
TA purchases fuel and nonfuel products on the Company's behalf. In December 2019, the U.S. government retroactively reinstated the federal biodiesel blenders' tax credit for 2018 and 2019, as well as approved the federal biodiesel blenders' tax credit through 2022. As a result, the Company benefited from a $1,848 reduction to its fuel cost of goods sold in the year ended December 31, 2020, which is included in due from affiliate, net in the accompanying consolidated balance sheets as of December 31, 2020. For the years 2020 through 2022, the benefit of the federal biodiesel blenders' tax credit will be included in the price TA pays for biodiesel. As of December 31, 2021, all of the federal biodiesel blenders' tax credit that was recognized in 2020 has been collected. In 2021, the Company benefited from a $1,957 reduction in its fuel cost of goods sold in the year ended December 31, 2021.
The employees operating the Company's travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $12,338, $9,394 and $10,719 for the years ended December 31, 2021, 2020 and 2019, respectively. These reimbursements were recorded in operating expense in the accompanying consolidated statements of income.
Tejon Development Corporation
In April 2020, the Company purchased from Tejon, a building and parcel of land for $2,000. In December 2019, the Company purchased from Tejon, a newly developed building and a parcel of land for $2,814. The Company accounted for these transactions as asset acquisitions.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021, 2020 AND 2019
(in thousands)

(8) Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.
The Company's operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses USTs to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.
Accruals for environmental matters are recorded in operating expense when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $23 and $23 as of December 31, 2021 and 2020, respectively, which was presented in the accompanying consolidated balance sheets in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months in accrued expenses and other current liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of the Company's accounting policies relating to environmental matters.